SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. )*


                               LOGIMETRICS, INC.
________________________________________________________________________________
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   541410106
_______________________________________________________________________________
                                 (CUSIP Number)

Norman M. Phipps                                     John D. Hogoboom, Esq.
c/o LogiMetrics, Inc.                                Lowenstein, Sandler, Kohl,
50 Orville Drive            with a copy to              Fisher & Boylan, P.C.
Bohemia, New York 11716                              65 Livingston Avenue
(516) 784-4110                                       Roseland, New Jersey  07068
                                                     (201) 992-8700
________________________________________________________________________________
                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)


                                 July 22, 1997
________________________________________________________________________________
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

________________________________________________________________________________
(1) Names of Reporting Persons (S.S. or I.R.S. Identification Nos. of Above Persons):

             Norman M. Phipps                            ###-##-####
________________________________________________________________________________

(2) Check the Appropriate Box if a Member of a Group (See Instructions):

      (a) [ ]
      (b) [ ]
________________________________________________________________________________

(3)  SEC Use Only

________________________________________________________________________________
(4)  Source of Funds (See Instructions):  SC; PF

________________________________________________________________________________
(5)  Check Box if Disclosure of Legal Proceedings is Required Pursuant
     to Items 2(d) or 2(e):                                      [ ]

________________________________________________________________________________
(6)      Citizenship or Place of Organization:       United States

________________________________________________________________________________
Number of Shares           (7)     Sole Voting Power:            1,876,452*
Beneficially Owned         (8)     Shared Voting Power:                  0
by Each Reporting          (9)     Sole Dispositive Power:       1,876,452*
Person With:               (10)    Shared Dispositive Power:             0
________________________________________________________________________________

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person:   1,876,452*
________________________________________________________________________________

(12)     Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions):                             [ ]
________________________________________________________________________________

(13)     Percent of Class Represented by Amount in Row (11):            7.1%
________________________________________________________________________________

(14)     Type of Reporting Person (See Instructions):                    IN
________________________________________________________________________________

* Includes an aggregate of 1,002,867 shares of Common Stock issuable to Mr. Phipps upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of December 12, 1997.

Item 1.       Security and Issuer.

          This Statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $.01 per share (the "Common Stock"), of LogiMetrics, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Act"). The principal executive offices of the Company are located at 50 Orville Drive, Bohemia, New York 11716.

Item 2.       Identity and Background.

          (a)-(c) This Schedule 13D is filed on behalf of Norman M. Phipps. Mr. Phipps' business address is c/o LogiMetrics, Inc., 50 Orville Drive, Bohemia, New York 11716. Mr. Phipps'present principal occupation is President and Chief Operating Officer of the Company. The Company has been a manufacturer of high power RF equipment for more than twenty years, and currently supplies high-power amplifiers and other peripheral transmission equipment for use in providing local multi-point distribution service (LMDS) and satellite communications service. The Company' principal address is 50 Orville Drive, Bohemia, New York 11716.

          (d)-(e) During the past five years, Mr. Phipps has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Phipps been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Phipps is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.

          850,000 of the 873,585 shares of Common Stock held by Mr. Phipps as of the date of this Schedule 13D were acquired by Mr. Phipps on July 22, 1997 at a purchase price of $.55 per share with $8,500 of Mr. Phipps' personal funds and $459,000 borrowed from the Company. See Item 6 for a description of the terms of such loan. The remaining 23,585 shares were acquired with $236 of Mr. Phipps' personal funds upon the exercise of Common Stock Purchase Warrants - Series D ("Series D Warrants") held by Mr. Phipps. On March 7, 1996, Phipps, Teman & Co., L.L.C. ("PTCO"), of which Mr. Phipps is a member, acquired from the Company Series D Warrants exercisable for an aggregate of 47,170 shares of Common Stock at an exercise price of $.01 per share and Common Stock Purchase Warrants - Series E ("Series E Warrants") exercisable for an aggregate of 708,333 shares of Common Stock at an exercise price of $.40 per share in exchange for certain consulting services provided to the Company. Also on March 7, 1996, PTCO acquired for cash 1/2 of a share of the Company's eries A Preferred Stock ("Series A Preferred Stock") for $25,000 in cash. Each share of Series A Preferred Stock is convertible into 94,340 shares of Common Stock (subject to adjustment in certain circumstances). In addition, on May 1, 1996, PTCO acquired from the Company Common Stock Purchase Warrants - Series F ("Series F Warrants") exercisable for an aggregate of 235,850 shares of Common Stock at an exercise price of $.50 per share in exchange for certain consulting services provided to the Company. PTCO distributed to its members and certain other investors all of the Series D Warrants, Series E Warrants and Series A Preferred Stock acquired from the Company effective April 9, 1996 and all of the Series F Warrants acquired from the Company effective November 22, 1996. In connection therewith, Mr. Phipps received from PTCO Series D Warrants exercisable for an aggregate of 23,585 shares of Common Stock, Series E Warrants exercisable for an aggregate of 338,542 shares of Common Stock, Series F Warrants exercisable for an aggregate of 147,406 shares of Common Stock and 1/4 a share of Series A Preferred Stock convertible into an aggregate of 23,585 shares of Common Stock. Mr. Phipps subsequently disposed by gift of Series E Warrants to acquire an aggregate of 42,500 shares of Common Stock and Series F Warrants to acquire an aggregate of 12,500 shares of Common Stock. In addition, on June 30, 1997, pursuant to the terms of the Company's 1997 Stock Compensation Program, Mr. Phipps received options to acquire an aggregate of 825,000 shares of Common Stock at an exercise price of $.55 per share (subject to adjustment in certain circumstances), of which options to acquire 548,334 shares were exercisable within 60 days of the date hereof. As of the date of this Schedule 13D, Mr. Phipps anticipates that the source of the remaining $487,454 required to acquire ownership of the Common Stock beneficially owned by him as of the date hereof will be Mr. Phipps' personal funds.

Item 4.   Purpose of the Transaction.

          The shares of Common Stock beneficially owned by Mr. Phipps were acquired for investment.

          Mr. Phipps has no current plans to acquire beneficial ownership of additional shares of Common Stock, other than pursuant to the grant of stock options or other awards by the Company. However, depending upon the Company's business and prospects, future developments, market conditions and other factors, Mr. Phipps may, from time to time, acquire beneficial ownership of additional shares of Common Stock or dispose of all or a portion of the shares of Common Stock beneficially owned by him, either in the open market or in privately negotiated transactions.

          Mr. Phipps has no plans or proposals of the type set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          Based upon information obtained from the Company, as of December 12, 1997, there were 25,601,814 shares of Common Stock issued and outstanding. As of the date hereof, Mr. Phipps beneficially owned 1,876,452 shares of Common Stock, or 7.1% of the total outstanding (including shares issuable to Mr. Phipps upon the exercise or conversion of securities exercisable for or convertible into shares of Common Stock within 60 days of the date hereof). Mr. Phipps possesses sole voting and dispositive power with respect to all of such shares. Mr. Phipps has not effected any transactions in the Common Stock during the past 60 days. See Item 3 above for a complete description of the manner in which Mr. Phipps holds beneficial ownership of the shares of Common Stock beneficially owned by him and the transactions effected by Mr. Phipps with respect thereto.

          No other person is known to Mr. Phipps to have the right to receive or power to direct dividends from, or proceeds from the sale of, shares of Common Stock beneficially owned by Mr. Phipps.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          As described in Item 3 above, in July 1997, Mr. Phipps purchased 850,000 shares of Common Stock from the Company for $467,500, or $0.55 per share. $8,500 of the purchase price was paid in cash and the remainder was paid in the form of a non-recourse secured promissory note (the "hipps Note". The Phipps Note does not bear interest, has no fixed maturity date, and is secured by a pledge of the shares of Common Stock purchased by Mr. Phipps. The Phipps Note will automatically be forgiven upon the occurrence of a "hange in Control Event"(as defined in the Phipps Note). The Phipps Note will become due and payable upon the occurrence of certain events, including a sale or other disposition by Mr. Phipps of the shares of Common Stock or the termination of Mr. Phipps' employment as a result of a "Termination for Cause" (as defined in the Phipps Note). If Mr. Phipps' employment terminates, other than as a result of a Termination for Cause or a "Without Cause Termination" (as defined in the Phipps Note), the Phipps Note will become payable in 60 monthly installments. The Company has agreed to make certain payments to Mr. Phipps in respect of certain federal income tax consequences resulting from the terms of the Phipps Note.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 1 Non-Recourse Secured Promissory Note, made July 22, 1997 by Norman M. Phipps in favor of LogiMetrics, Inc. (the "Company").

         Exhibit 2 Pledge Agreement, dated as of July 22, 1997, by and between the Company and Norman M. Phipps.

                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        December 19, 1997



                                             /s/ Norman M. Phipps
                                             Norman M. Phipps

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  Exhibit Index


                         Description of Exhibit Page No.


Exhibit 1    Non-Recourse Secured Promissory Note, made July 22, 1997 by Norman
             M. Phipps in favor of LogiMetrics, Inc. (the "Company").

Exhibit 2 Pledge Agreement, dated as of July 22, 1997, by and between the Company and Norman M. Phipps.